Exhibit 99.(a)(1)(N)

For More Information, Contact:
John Neale	Laurie Berman/Rob Whetstone
QAD Senior Vice President and Treasurer	PondelWilkinson Inc.
805.566.5117	310.279.5980
investor@qad.com	investor@pondel.com
QAD ANNOUNCES EXTENSION OF EXCHANGE PROGRAM TO
AUGUST 12, 2009
SANTA BARBARA, Calif. — July 16, 2009 — QAD Inc. (NASDAQ: QADI), a leading provider of enterprise software solutions for global manufacturers, today announced that it is extending the expiration date of its one-time Stock Option and Stock Appreciation Right Exchange Program that commenced on June 17, 2009. The expiration date of Exchange Program is now 9:00 p.m., Pacific time, on August 12, 2009. To date, 3,408,598 stock options and stock-settled stock appreciation rights (SARs), or 79 percent of all outstanding stock options and SARs, have been tendered (and not withdrawn) as part of the Exchange Offer.
This press release is for informational purposes only. The terms and conditions of the Exchange Program, as extended, are set forth in QAD’s Tender Offer Statement as filed with the Securities and Exchange Commission on June 17, 2009 and as further amended on June 24, 2009 and July 9, 2009.
About QAD
QAD is a leading provider of enterprise applications for global manufacturing companies. QAD applications provide critical functionality for managing manufacturing resources and operations within and beyond the enterprise, enabling global manufacturers to collaborate with their customers, suppliers and partners to make and deliver the right product, at the right cost and at the right time. Manufacturers of automotive, consumer products, electronics, food and beverage, industrial and life science products use QAD applications in more than 90 countries and in as many as 27 languages. For more information about QAD, telephone +1 805-566-6000, or visit the QAD Web site at www.qad.com.
“QAD” is a registered trademark of QAD Inc. All other products or company names herein may be trademarks of their respective owners.
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